UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2021

Commission File Number: 001-34985

Globus Maritime Limited
(Translation of registrant’s name into English)

128 Vouliagmenis Avenue, 3rd Floor, Glyfada, Attica, Greece, 166 74
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     ☒          Form 40-F     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On January 27, 2021, Globus Maritime Limited (the “Company” or “we” or “our”) entered into a securities purchase agreement with certain unaffiliated institutional investors to issue in a registered direct offering (the “Offering”) to issue (a) 2,155,000 of its common shares, par value $0.004 per share (the “Common Shares”), (b) pre-funded warrants to purchase 445,000 Common Shares (“Pre-Funded Warrants”), and (c) commons share purchase warrants (“Purchase Warrants”) to purchase 1,950,000 Common Shares with an exercise price of $6.25 per share.

In addition, effective on the closing of the offering, the Company's Board of Directors has determined, pursuant to the terms of the Company's outstanding warrants issued in a registered direct offering on December 9, 2020, to reduce the exercise price of those warrants from $8.50 per share to $6.25 per share, subject to any further adjustment pursuant thereto.

The following summary of certain terms and provisions of the Purchase Warrants, and is not complete and is subject to, and qualified in its entirety by the provisions of the form of Purchase Warrant.

Exercisability. The Purchase Warrants will have a term of 5.5 years. The Purchase Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the Common Shares underlying the Purchase Warrants under the Securities Act of 1933 is not effective or available, the holder may, in its sole discretion, elect to exercise the Purchase Warrants through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the Purchase Warrants. If we do not issue the shares in a timely fashion, the Purchase Warrants contain certain damages provisions. No fractional common shares will be issued in connection with the exercise of a Purchase Warrant.

Exercise Limitation. A holder will not have the right to exercise any portion of the Purchase Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage of beneficial ownership is determined in accordance with the terms of the Purchase Warrants. However, any holder may increase or decrease such percentage, but not in excess of 9.99%, provided that any increase will not be effective until the 61st day after such election.

Exercise Price. The exercise price per whole common share purchasable upon exercise of the Purchase Warrants is $6.25 per share. The exercise price of the Purchase Warrants and number of common shares issuable upon exercise of the Purchase Warrants is subject to appropriate adjustment in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares. The exercise price of the Purchase Warrants is also subject to adjustment upon any distributions of assets, including cash, stock or other property to our shareholders. The holders of Purchase Warrants also will have the right to participate on an as-exercised basis in certain rights offerings to our common shareholders. The exercise price may also be reduced to any amount and for any period of time deemed appropriate at the sole discretion of our board of directors.

Exchange Listing. There is no established trading market for the Purchase Warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the Purchase Warrants on any national securities exchange or other trading market.

Fundamental Transactions. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the Purchase Warrants with the same effect as if such successor entity had been named in the Purchase Warrant itself. If holders of our common shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the Purchase Warrants following such fundamental transaction. In addition, we or the successor entity, at the request of Purchase Warrant holders, will be obligated to purchase any unexercised portion of the Purchase Warrants in accordance with the terms of such Purchase Warrants.

Rights as a Shareholder. Except as otherwise provided in the Purchase Warrants or by virtue of such holder’s ownership of our common shares, the holder of Purchase Warrants will not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the Purchase Warrants.

Transferability. Subject to applicable laws, the Purchase Warrants may be offered for sale, sold, transferred or assigned without our consent.

Governing Law. The Purchase Warrants are governed by New York law.

The following summary of certain terms and provisions of the Pre-Funded Warrants is not complete and is subject to, and qualified in its entirety by the provisions of the form of Pre-Funded Warrant.

Exercisability. The Pre-Funded Warrants are exercisable at any time after their original issuance until exercised in full. The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part by delivering to us a duly executed exercise notice with payment in full in immediately available funds for the number of common shares purchased upon such exercise. If a registration statement registering the issuance of the Common Shares underlying the Pre-Funded Warrants under the Securities Act of 1933 is not effective or available, the holder may, in its sole discretion, elect to exercise the Pre-Funded Warrant through a cashless exercise, in which case the holder would receive upon such exercise the net number of common shares determined according to the formula set forth in the Pre-Funded Warrant. If we do not issue the shares in a timely fashion, the Pre-Funded Warrant contains certain damages provisions. No fractional common shares will be issued in connection with the exercise of a Pre-Funded Warrant.

Exercise Limitation. A holder will not have the right to exercise any portion of the Pre-Funded Warrants if the holder (together with its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of our Common Shares outstanding immediately after giving effect to the exercise, as such percentage of beneficial ownership is determined in accordance with the terms of the Pre-Funded Warrants. However, any holder may increase or decrease such percentage, but not in excess of 9.99%, provided that any increase will not be effective until the 61st day after such election.

Exercise Price. The exercise price for the Pre-Funded Warrants is $0.01 per share and the exercise price and number of common shares issuable upon exercise of our Pre-Funded Warrants will adjust in the event of certain stock dividends and distributions, stock splits, stock combinations, reclassifications or similar events affecting our common shares.

Exchange Listing. There is no established trading market for the Pre-Funded Warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the Pre-Funded Warrants on any national securities exchange or other trading market.

Fundamental Transactions. If a fundamental transaction occurs, then the successor entity will succeed to, and be substituted for us, and may exercise every right and power that we may exercise and will assume all of our obligations under the Pre-Funded Warrants with the same effect as if such successor entity had been named in the Pre-Funded Warrants itself. If holders of our common shares are given a choice as to the securities, cash or property to be received in a fundamental transaction, then the holder shall be given the same choice as to the consideration it receives upon any exercise of the Pre-Funded Warrants following such fundamental transaction.

Rights as a Shareholder. Except as otherwise provided in the Pre-Funded Warrants or by virtue of such holder’s ownership of our common shares, the holder of Pre-Funded Warrants will not have the rights or privileges of a holder of our common shares, including any voting rights, until the holder exercises the Pre-Funded Warrants. Holders of Pre-Funded Warrants have the right to participate in dividends and certain distributions as specified in the Pre-Funded Warrants.

Transferability. Subject to applicable laws, the Pre-Funded Warrants may be offered for sale, sold, transferred or assigned without our consent.

Governing Law. The Pre-Funded Warrants are governed by New York law.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the Placement Agency Agreement dated January 27, 2021 between the Company and Maxim Group LLC, as sole placement agent.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the form of Securities Purchase Agreement, dated January 27, 2021.

Attached to this report on Form 6-K as Exhibit 4.3 is a copy of the form of the Common Share Purchase Warrant, to be issued to the purchasers under the Securities Purchase Agreement.

Attached to this report on Form 6-K as Exhibit 4.4 is a copy of the form of the Pre-Funded Warrant, to be issued to the purchasers under the Securities Purchase Agreement.

Attached to this Report on Form 6-K as Exhibit 5.1 is the opinion of Watson Farley & Williams LLP relating to the legality and validity of the Common Shares.

Attached to this Report on Form 6-K as Exhibit 8.1 is the opinion of Watson Farley & Williams LLP relating to certain tax matters.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated January 27, 2021 titled “Globus Maritime Limited Announces Pricing of $16.3 Million Registered Direct Offering.”

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE COMPANY’S REGISTRATION STATEMENTS: (A) ON FORM F-3 (FILE NO. 333-240042), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 23, 2020 AND DECLARED EFFECTIVE AUGUST 6, 2020 (B) ON FORM F-3 (FILE NO. 333-239250), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2020 AND DECLARED EFFECTIVE AUGUST 6, 2020, AND (C) ON FORM F-3 (FILE NO. 333-240265), FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 31, 2020 AND DECLARED EFFECTIVE ON AUGUST 12, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 28, 2021

GLOBUS MARITIME LIMITED

By:	/s/ Athanasios Feidakis
Name:	Athanasios Feidakis
Title:	President, Chief Executive Officer and Chief Financial Officer